Exhibit 99.1

China Zenix Auto Receives Continued Listing Standards Notice

From The New York Stock Exchange

ZHANGZHOU, China, May 27, 2016 — China Zenix Auto International Limited (NYSE: ZX)(“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in the aftermarket and OEM market by sales volume, today announced that it has been notified by the New York Stock Exchange (the “NYSE”) that the Company has not met the NYSE’s price criteria for continued listing standard because, as of May 25, 2016, the average closing price of the Company’s American Depositary Shares, or ADSs, was less than $1.00 per ADS over a consecutive 30-trading-day period.

Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if the Company’s ADSs have an average closing ADS price of at least $1.00 over a consecutive 30-trading-day period ending on the last trading day of that month.

The Company expects to notify the NYSE of its intention to cure this deficiency within the prescribed timeframe. The Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and oversight by the NYSE. The NYSE notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 715 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 32 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2016. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Relations

Tel: +1-646-726-6511

Email: zx@compassbell.com